Filed by Microchip Technology Incorporated pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Micrel, Incorporated

Commission File No. 001-34020

Filing Date: May 7, 2015

May 7, 2015

To: All Microchip Employees

From: Steve Sanghi and Ganesh Moorthy

Subject: Micrel Acquisition

Today Microchip Technology announced the signing of a definitive agreement to acquire Micrel. The transaction is subject to the approval of shareholders of Micrel, regulatory approvals and customary closing conditions. We expect the transaction to close early in the third calendar quarter of 2015. More information about the acquisition is available on our Investor Relations website in the form of a presentation we made to investors this afternoon.

The acquisition of Micrel adds their portfolio of Linear & Power Management products, LAN solutions and Timing & Communications products to Microchip. We believe the complementary product lines of Microchip and Micrel will offer our combined customers a broader range of innovative solutions to serve their needs. We are excited by the business possibilities created by the Micrel acquisition, and look forward to welcoming the Micrel team to the Microchip family!

A select group of Microchip team members will start the process of getting to know more of the Micrel team. Over the next few months we will be working closely with Micrel leaders worldwide to jointly develop integration plans for how we can operate effectively as one company after the acquisition is completed.

If you have not been asked to participate in the integration planning process, please continue to stay focused on executing our business plans as the Microchip core business must go on. We will provide periodic communication so that you stay informed.

Thank you.

Steve Sanghi	Ganesh Moorthy
President and CEO	COO
Microchip Technology Inc.	Microchip Technology Inc.

Cautionary Statement:

Statements about the expected timing, completion and effects of the proposed transaction, and other statements in this letter that are not historical facts, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties that could cause actual results to differ materially, including, but not limited to the actual timing of the closing of the acquisition, the satisfaction of the conditions to closing in the acquisition agreement, any termination of the acquisition agreement, the effect of the acquisition on Microchip’s and Micrel’s existing relationships with customers and vendors and their operating results and businesses; the costs and outcome of any litigation involving Microchip, Micrel or the acquisition transaction; general economic, industry or political conditions in the U.S. or internationally; and the risks described from time to time in SEC reports including filings on Forms 10-K, 10-Q and 8-K. You can obtain copies of such Forms 10-K, 10-Q and 8-K and other relevant documents for free, as applicable, at Microchip’s website (www.microchip.com), at Micrel’s website (www.micrel.com), the SEC’s website (www.sec.gov) or from commercial document retrieval services. You are cautioned not to place undue reliance on our forward-looking statements, which speak only as of the date such statements are made. We do not undertake any obligation to publicly update any forward-looking statements to reflect events, circumstances or new information after the date hereof.

Letter to Employees – Page 2

Additional Information and Where to Find It

Microchip will file a Registration Statement on Form S-4 that will include a proxy statement of Micrel in connection with the acquisition transaction. Investors and security holders are urged to read this document when it becomes available because it will contain important information about the transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. Microchip, Micrel and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Micrel in connection with the acquisition transaction. Information regarding the special interests of these directors and executive officers in the transaction will be included in the proxy statement/prospectus described above. Additional information regarding the directors and executive officers of Microchip is also included in Microchip’s proxy statement for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on July 18, 2014. Additional information regarding the directors and executive officers of Micrel is also included in Micrel’s Annual Report on Form 10/A, which was filed with the SEC on April 24, 2015. These documents are available free of charge at the SEC’s web site at www.sec.gov and as described above.